Exhibit 99.7

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426           (614) 766-1459 FAX

February 3, 2012

Mr. David J. Warnemunde
President & CEO
Madison County Bank
111 West Third Street
P.O. Box 650
Madison, Nebraska 68748-0650

Re:  Business Plan Proposal

Dear Mr. Warnemunde:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Madison County Bank (“Madison County” or the “Bank”) to fulfill all regulatory requirements relating to the Bank’s mutual to stock conversion and stock offering.  The Plan will focus on Madison County’s new three-year pro formas, the stock offering impact on Madison County and the planned use of proceeds.

Keller & Company (“Keller”) is experienced in preparing business plans for filing with and approval by all regulatory agencies.  Keller prepared thirty-two in 2009, thirty-three in 2010 and thirty-one in 2011, and all were approved.  Madison County’ s Plan will be based on the format provided in the attached Exhibit A.  Keller will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on the Bank’s input.  Keller’s objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.  Keller has filed numerous Plans with regulatory agencies and is familiar with the pre-filing requirements for business plans.

Exhibit B provides a sample set of pro formas.  Keller’s procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR Report and CMR as of December 31, 2011, investment portfolio mix, recent lending activity, interest rate risk exposure report, savings activity, costs and yields and other data from Madison County.  Based on a review of this information, we will then schedule a time to discuss with management the Bank’s plans and expectations for 2012, 2013 and 2014, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, charge-offs, capital expenditures, increases in fixed assets, investment strategy, expansion plans, overhead expenses, board fees, fee income,  total compensation, etc.  We will then prepare initial financial projections tying the beginning figures to Madison County’s December 31, 2011, TFR Report balances.  Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends.  The projections will be based somewhat on Madison County’s actual performance in 2011 in conjunction with any budget for 2012 and the input from discussions with management.  We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by the regulator.

Mr. David J. Warnemunde
February 3, 2012

With each set of pro formas, we will send Madison County a discussion summary of the assumptions for easy review and comments (Exhibit C).  After your review of the pro formas, we will make any adjustments that are required.  When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for Madison County Financial Corp. (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests.  We will also send a copy to the conversion counsel for their input and comments.  The Plan will be in full compliance with all regulatory requirements.  We will also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Business Plan text and pro formas is a fee of $27,000, plus out-of-pocket expenses not to exceed $3,000.  The fee includes a retainer fee of $5,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to possibly working with the Bank and its senior management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller
Michael R. Keller
President

MRK:jmm
enclosure

Accepted this 27th day of February, 2012.

/s/ David J. Warnemunde

David J. Warnemunde